February 13, 2026

File No. ______

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application to Amend a Prior Order pursuant to sections 6(c) and 17(b) of the Investment Company

Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting the proposed transactions

In the Matter of

TIAA-CREF FUNDS

on behalf of its series

TEACHERS ADVISORS, LLC

NUVEEN REAL PROPERTY FUND LP

NUVEEN REAL PROPERTY FUND GP LLC

NUVEEN REAL PROPERTY FUND REIT LLC

NUVEEN ALTERNATIVES ADVISORS, LLC

730 Third Avenue

New York, NY 10017-3206

NUVEEN ASSET MANAGEMENT, LLC

NUVEEN FUND ADVISORS, LLC

333 West Wacker Drive

Chicago, IL 60606

Written or oral communications regarding this Application should be addressed to:

John M. McCann

Nuveen

8500 Andrew Carnegie Boulevard

Charlotte, NC 28262

john.mccann@nuveen.com

-with copies to-

Adam T. Teufel, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

adam.teufel@dechert.com

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

TIAA-CREF FUNDS

   on behalf of its series

TEACHERS ADVISORS, LLC

NUVEEN REAL PROPERTY FUND LP

NUVEEN REAL PROPERTY FUND GP LLC

NUVEEN REAL PROPERTY FUND REIT LLC

NUVEEN ASSET MANAGEMENT, LLC

NUVEEN FUND ADVISORS, LLC

NUVEEN ALTERNATIVES ADVISORS, LLC

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 6(C) AND 17(B) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN EXEMPTION FROM SECTION 17(A) THEREOF, AND PURSUANT TO SECTION 17(D) OF THE 1940 ACT AND RULE 17D-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

FILE NO. ________

I.	Introduction

The Applicants (as defined below) hereby request an order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to TIAA-CREF Funds, et al. (Investment Company Act of 1940, Release No. 31861, Oct. 6, 2015) pursuant to Sections 6(c), 17(b) and 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Prior Order”).

As described below, this Application seeks the Amended Order to add three parties as named applicants and to change the definition of the term “Advisors.” Except as stated herein, defined terms used in this application (the “Application”) for an Amended Order have the same meanings provided in the application for the Prior Order (the “Prior Application”).1

II.	Applicants[2]

TIAA-CREF Funds (“Trust”) is organized as a Delaware statutory trust and is an open-end management investment company registered under the 1940 Act. The Trust currently consists of multiple separate Funds.

1 TIAA-CREF Funds, et al., File No. 812-13995, Amendment Number 6 filed Sept. 4, 2015.

2 Certain Applicants have changed their type of business organization or their names since the entry of the Prior Order. Specifically, Teachers Advisors, Inc. is now Teachers Advisors, LLC; TIAA-CREF Real Property Fund GP LLC is now Nuveen Real Property Fund GP LLC; TIAA-CREF Real Property Fund LP is now Nuveen Real Property Fund LP; and TIAA-CREF Real Property Fund REIT LLC is now Nuveen

Nuveen Real Property Fund GP LLC (“TCGP”) is organized as a limited liability company and is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”). It is the general partner of the Nuveen Real Property Fund LP (“TCLP”). TCLP is organized as a limited partnership which has TCGP as its sole general partner and invests a substantial portion of its assets in the Nuveen Real Property Fund REIT LLC (“TC REIT”). TC REIT is organized as a limited liability company and invests in direct real estate holdings.

Teachers Advisors, LLC (“Teachers Advisors”), a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940 (“Advisers Act”). Teachers Advisors is a wholly-owned subsidiary of TIAA. Teachers Advisors currently serves as the investment adviser to the Funds, TCLP and TC REIT.

Nuveen Asset Management, LLC (“NAM”), a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. NAM is a wholly-owned subsidiary of TIAA.

Nuveen Fund Advisors, LLC (“NFAL”), a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. NFAL is a wholly-owned subsidiary of TIAA.

Nuveen Alternatives Advisors, LLC (“NAA”), a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. NAA is a wholly-owned subsidiary of TIAA.

III.	Prior Order

The Prior Order allows: (i) one or more Funds to purchase, hold and redeem Units of TCLP; (ii) TCLP to sell Units to one or more Funds and redeem such Units following demand of such Funds; (iii) to the extent it could be deemed an element of a “joint transaction,” TCLP to purchase, hold and redeem interests in the TC REIT; and (iv) the Funds and Other Accounts to engage in certain purchase or sale cross transactions in securities, all as described and subject to the conditions set forth in the Prior Application. All Applicants are eligible to rely on the Prior Order.

IV.	Applicants’ Proposal

Applicants now seek the Amended Order to make the following two changes to the Prior Order:

First, applicants seek the Amended Order to include as named applicants to the requested relief NAM, NFAL and NAA, each of which is wholly-owned by TIAA and under common control with Teachers Advisors.

As the Prior Order extends to any Fund (defined to include each existing or future 1940 Act-registered management investment company or series thereof advised by (1) Teachers Advisors, (2) any “successor” entity, or (3) any entity controlling, controlled by, or under common control with Teachers

Real Property Fund REIT LLC. For clarity, other than with respect to Teachers Advisors, LLC, Applicants use the same defined terms in this Application when referring to Applicants as were used in the Prior Application.

Advisers), Applicants believe that including NAM, NFAL and NAA as named applicants to the relief in the Amended Order does not materially change the relief granted by the Prior Order.

Second, in connection with adding NAM, NFAL, and NAA as named applicants to the relief, Applicants seek an amendment to the Prior Order to update the definition of “Advisors” to mean (1) Teachers Advisors, NAM, NFAL or NAA, (2) any successor entity to Teachers Advisors, NAM, NFAL or NAA, or (3) any entity controlling, controlled by, or under common control with Teachers Advisors, NAM, NFAL or NAA.3 In the Prior Order, “Advisors” was defined to mean only Teachers Advisors, and the Prior Application specified that only Teachers Advisors or a successor entity could serve as investment adviser to TCLP or TC REIT. Under the Amended Order, any of the entities to be included in the revised definition of Advisors, specifically (1) Teachers Advisors, NAM, NFAL or NAA, (2) any successor entity to Teachers Advisors, NAM, NFAL or NAA, or (3) any entity controlling, controlled by, or under common control with Teachers Advisors, NAM, NFAL or NAA, would be permitted to serve as investment adviser to TCLP and TC REIT. Applicants believe that this will not materially change the relief provided in the Prior Order because any of the Advisors acting as investment adviser to TCLP and TC REIT would be (1) controlling, controlled by, or under common control with the investment adviser to any Fund and (2) subject to the same representations and conditions included in the Prior Order.

V.	Request for Relief

Accordingly, the Applicants respectfully request that the Commission grant the Amended Order to 1) add NAM, NFAL and NAA as named applicants to the Amended Order, and 2) amend the definition of “Advisors”.

For the reasons stated herein and in the Prior Application, Applicants believe that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and will not involve overreaching on the part of any person concerned.

VI.	Representations and Conditions

Applicants agree that any Amended Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Advisors has been revised as set forth in this Application.

VII.	Procedural Matters

A. Communications

Please address all communications concerning this Application to:

3 For purposes of this Application, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

John M. McCann

Nuveen

8500 Andrew Carnegie Boulevard

Charlotte, NC 28262

john.mccann@nuveen.com

-with copies to-

Adam T. Teufel, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

adam.teufel@dechert.com

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

B.	Authorizations

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A through A-4 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B through B-7 to this Application. This Application has been duly executed this 13th day of February, 2026, by the undersigned.

TIAA-CREF FUNDS

on behalf of its series

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Vice President and Secretary

TEACHERS ADVISORS, LLC

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

NUVEEN REAL PROPERTY FUND LP

By: Nuveen Real Property Fund GP LLC

(as General Partner to Nuveen Real Property Fund LP)

By: /s/ Rachael Zufall

Name: Rachael Zufall

(in her capacity as an officer of Teachers Advisors, LLC, the Manager of Nuveen Real Property Fund GP LLC)

Title: Managing Director and Assistant Secretary

NUVEEN REAL PROPERTY FUND GP LLC

By: Teachers Advisors, LLC

(as Manager of Nuveen Real Property Fund GP LLC)

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

NUVEEN REAL PROPERTY FUND REIT LLC

By: Teachers Advisors, LLC

(as Manager of Nuveen Real Property Fund REIT LLC)

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

NUVEEN FUND ADVISORS, LLC

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

NUVEEN ASSET MANAGEMENT, LLC

By: /s/ John M. McCann

Name: John M. McCann

Title: Senior Managing Director and Assistant Secretary

NUVEEN ALTERNATIVES ADVISORS, LLC

By: /s/ John M. McCann

Name: John M. McCann

Title: Managing Director and Assistant Secretary

VIII. EXHIBITS TO APPLICATION

The following materials are filed herewith and are made a part of this Application:

Designation	Description

Exhibit A	Authorization of TIAA-CREF Funds for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-1	Authorization of Teachers Advisors, LLC, Nuveen Real Property Fund GP LLC, Nuveen Real Property Fund REIT LLC and Nuveen Real Property Fund LP for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-2	Authorization of Nuveen Fund Advisors, LLC for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-3	Authorization of Nuveen Asset Management, LLC for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-4	Authorization of Nuveen Alternatives Advisors, LLC filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit B	Verification of Assistant Secretary of TIAA-CREF Funds for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-1	Verification of Assistant Secretary of Teachers Advisors, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Designation	Description

Exhibit B -2	Verification of General Partner of Nuveen Real Property Fund LP for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-3	Verification of Manager of Nuveen Real Property Fund GP LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-4	Verification of Manager of Nuveen Real Property Fund REIT LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-5	Verification of Managing Member of Nuveen Fund Advisors, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-6	Verification of Managing Member of Nuveen Asset Management, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-7	Verification of Managing Member of Nuveen Alternatives Advisors, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

EXHIBIT A

OFFICER’S CERTIFICATE

TIAA-CREF FUNDS

The undersigned, being the Vice President and Assistant Secretary of TIAA-CREF Funds, a Delaware statutory trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on January 15, 2026, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the preparation, execution and filing with the Securities and Exchange Commission (“SEC”) of an application for an amendment to the exemptive order granted by the SEC on October 6, 2015 permitting series of the TIAA-CREF Funds (the “Trust”) to invest in one or more affiliated private funds that, in turn, would invest primarily in direct real estate investments, and any amendments thereto deemed necessary or appropriate, is hereby approved; and

FURTHER RESOLVED, that the officers of the Trust shall be entitled to execute and file the application and take such further actions and pay such fees and costs as may be deemed necessary or appropriate to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 13th day of February, 2026.

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Vice President and Secretary

EXHIBIT A-1

OFFICER’S CERTIFICATE

TEACHERS ADVISORS, LLC

NUVEEN REAL PROPERTY FUND GP LLC

NUVEEN REAL PROPERTY FUND REIT LLC

NUVEEN REAL PROPERTY FUND LP

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, the undersigned states that all actions necessary to authorize the execution and filing of this Application by Teachers Advisors, LLC (“Teachers Advisors”), Nuveen Real Property Fund GP LLC, Nuveen Real Property Fund REIT LLC and Nuveen Real Property Fund LP (the “Applicants”) have been taken and that, as Managing Director and Assistant Secretary of Teachers Advisors, she is authorized to execute and file this Application on behalf of the Applicants.

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

EXHIBIT A-2

OFFICER’S CERTIFICATE

NUVEEN FUND ADVISORS, LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, the undersigned states that all actions necessary to authorize the execution and filing of this Application by Nuveen Fund Advisors, LLC (the “Applicant”) have been taken and that, as Managing Director and Assistant Secretary of the Applicant, she is authorized to execute and file this Application on behalf of the Applicant.

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

EXHIBIT A-3

OFFICER’S CERTIFICATE

NUVEEN ASSET MANAGEMENT, LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, the undersigned states that all actions necessary to authorize the execution and filing of this Application by Nuveen Asset Management, LLC (the “Applicant”) have been taken and that, as Senior Managing Director and Assistant Secretary of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

By: /s/ John M. McCann

Name: John M. McCann

Title: Senior Managing Director and Assistant Secretary

EXHIBIT A-4

OFFICER’S CERTIFICATE

NUVEEN ALTERNATIVES ADVISORS, LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, the undersigned states that all actions necessary to authorize the execution and filing of this Application by Nuveen Alternatives Advisors, LLC (the “Applicant”) have been taken and that, as Managing Director and Assistant Secretary of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

By: /s/ John M. McCann

Name: John M. McCann

Title: Managing Director and Assistant Secretary

EXHIBIT B

VERIFICATION

The undersigned states that she has duly executed the attached Application dated 13 February, 2026 for and on behalf of TIAA-CREF Funds; that she is a Vice President and Secretary of such Trust; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Vice President and Secretary

EXHIBIT B-1

VERIFICATION

The undersigned states that she has duly executed the attached Application dated 13 February, 2026 for and on behalf of Teachers Advisors, LLC (“Teachers Advisors”); that she is a Managing Director and Assistant Secretary of Teachers Advisors; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

EXHIBIT B-2

VERIFICATION

The undersigned states that she has duly executed the attached Application dated 13 February, 2026 for and on behalf of Nuveen Real Property Fund LP (“TCLP”); that she is a Managing Director and Assistant Secretary of Teachers Advisors, LLC, which serves as Manager of Nuveen Real Property Fund GP LLC, the General Partner of TCLP; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: Nuveen Real Property Fund GP LLC

(as General Partner to Nuveen Real Property Fund LP)

By: /s/ Rachael Zufall (on behalf of Teachers Advisors, LLC)

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

EXHIBIT B-3

VERIFICATION

The undersigned states that she has duly executed the attached Application dated 13 February, 2026 for and on behalf of Nuveen Real Property Fund GP LLC (“TCGP”); that she is a Managing Director and Assistant Secretary of Teachers Advisors, LLC, the Manager of TCGP; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: Teachers Advisors, LLC

(as Manager of Nuveen Real Property Fund GP LLC)

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

EXHIBIT B-4

VERIFICATION

The undersigned states that she has duly executed the attached Application dated 13 February, 2026 for and on behalf of Nuveen Real Property Fund REIT LLC (“TC REIT”); that she is a Managing Director and Assistant Secretary of Teachers Advisors, LLC, the Manager of TC REIT; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: Teachers Advisors, LLC

(as Manager of Nuveen Real Property Fund REIT LLC)

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

EXHIBIT B-5

VERIFICATION

The undersigned states that she has duly executed the attached Application dated 13 February, 2026 for and on behalf of Nuveen Fund Advisors, LLC (“NFAL”); that she is Managing Director and Assistant Secretary of NFAL; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Rachael Zufall

Name: Rachael Zufall

Title: Managing Director and Assistant Secretary

EXHIBIT B-6

VERIFICATION

The undersigned states that he has duly executed the attached Application dated 13 February, 2026 for and on behalf of Nuveen Asset Management, LLC (“NAM”); that he is a Senior Managing Director and Assistant Secretary of NAM; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John M. McCann

Name: John M. McCann

Title: Senior Managing Director and Assistant Secretary

EXHIBIT B-7

VERIFICATION

The undersigned states that he has duly executed the attached Application dated 13 February, 2026 for and on behalf of Nuveen Alternatives Advisors, LLC (“NAA”); that he is a Managing Director and Assistant Secretary of NAA; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John M. McCann

Name: John M. McCann

Title: Managing Director and Assistant Secretary